As filed with the Securities and Exchange Commission on November 14, 2006

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Spirent Communications plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G83562101

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

                                       November 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G83562101	Page 2 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management GP, LLC (formerly Sherborne Management GP, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 3 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors Management LP (formerly Sherborne Management Co., LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 4 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 5 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherborne Investors LP (formerly Sherborne Investors Co., LP)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON PN

CUSIP No. G83562101	Page 6 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,685,845
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,685,845
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,685,845
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 7 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hayden Investors Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,844,268
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 40,844,268
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,268
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 8 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund A, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,644,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,644,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,644,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 9 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hanover Strategic Fund B, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,075,887
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,075,887
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,075,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. G83562101	Page 10 of 17 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward J. Bramson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 130,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 130,250,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. G83562101	Page 11 of 17 Pages

SCHEDULE 13D

Explanatory Note: This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons (as defined in Item 2 of this Amendment No. 3) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2006 (the “Initial 13D”) as amended and supplemented by Amendment No. 1 to the Initial Schedule 13D filed with the Commission on August 23, 2006 and Amendment No. 2 to the Initial Schedule 13D filed with the Commission on September 21, 2006 and relates to the Ordinary Shares, par value 3 1/3 pence each of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales.

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

The title of the class of equity securities to which this statement relates is Ordinary Shares, par value 31/3 pence each (“Shares”) of Spirent Communications plc, a public limited company incorporated under the laws of England and Wales (the “Issuer”). The principal executive office of the Issuer is located at Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows.

The Reporting Persons are:

(i)	Sherborne Investors LP, a Delaware limited partnership and managing member of the Funds (as defined below) (“Managing Member”);
(ii)	Sherborne Investors GP, LLC, a Delaware limited liability company and general partner of the Managing Member (“Sherborne GP”);
(iii)	Sherborne Investors Management LP, a Delaware limited partnership and investment manager to the Funds (“Sherborne Management”);
(iv)

Sherborne Investors Management GP, LLC, a Delaware limited liability company and general partner of Sherborne Management (“Sherborne Management GP” and together with the Managing Member, Sherborne GP and Sherborne Management, the “Sherborne Entities”);

(v)	Hayden Investors Partners, LLC, a Delaware limited liability company (“Hayden LLC”);
(vi)	Hayden Investors Partners II, LLC, a Delaware limited liability company (“Hayden II LLC”);

CUSIP No. G83562101	Page 12 of 17 Pages

SCHEDULE 13D

(vii)	Hanover Strategic Fund A, LLC, a Delaware limited liability company (“Strategic Fund A”);
(viii)	Hanover Strategic Fund B, LLC, a Delaware limited liability company (“Strategic Fund B” and, together with Hayden LLC, Hayden II LLC and Strategic Fund A, the “Funds”); and
(ix)	Edward J. Bramson, a citizen of the United Kingdom (“Bramson”).

Each of the Reporting Persons has a business address at 135 East 57th Street, New York, NY 10022.

Each of the Funds is engaged primarily in the business of investing in securities. Each of the Managing Member and Sherborne Management is engaged primarily in the business of serving as managing member or investment manager of the Funds. Each of Sherborne GP and Sherborne Management GP is engaged primarily in the business of serving as the general partner of Managing Member and Sherborne Management, respectively. Mr. Bramson’s present principal occupation or employment is (i) serving as the managing member of Sherborne GP and Sherborne Management GP and, as such, managing the investment activities of the Funds, (ii) serving as non-executive director of Elementis Group plc, a global specialty chemicals company, having an address at 10 Albemarle Street, London, W1S, 4BL, United Kingdom, and (iii) serving as Chairman and Chief Executive Officer of Ampex Corporation, a Delaware corporation, engaged in the manufacture and sale of specialized data recording devices and licensing of proprietary technologies, having an address at 1228 Douglas Avenue, Redwood City, CA 94063.

None of the Reporting Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

For information required by Instruction C to Schedule 13D with respect to the members and managing directors of Sherborne GP (collectively, the “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may

CUSIP No. G83562101	Page 13 of 17 Pages

SCHEDULE 13D

from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

On November 10, 2006, Edward Bramson, a principal of Sherborne Investors (“Sherborne”), met with John Weston, Chairman of the Board of Directors of the Issuer, to discuss, among other things, the possibility of adding representatives of the Reporting Persons to the Issuer’s Board of Directors. At the meeting, Mr. Bramson indicated that, as the Reporting Persons collectively have recently become the Company’s largest shareholders, Sherborne believes it would be appropriate to add representatives of the Reporting Persons to the Issuer’s Board. After discussion, Mr. Weston agreed to discuss Sherborne’s proposals with other members of the Board. On November 14, 2006, the parties met to discuss this matter further, but to date have been unable to reach agreement concerning Sherborne’s representation on the Issuer’s Board of Directors.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer's financial position and strategic direction, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in further discussions with management and/or members of the Board of Directors of the Issuer concerning the business, operations and strategic direction of the Issuer, communicating with other shareholders of the Issuer, requisitioning an extraordinary general meeting of the Issuer pursuant to which Sherborne could seek representation on the Issuer’s Board of Directors, or changing their intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) and (b) The aggregate percentage of Shares reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 887,457,263 shares issued and outstanding as reported by the Issuer’s Form 6-K filed with the SEC on November 9, 2006. Managing Member, as the managing member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne GP, as the general partner of the Managing Member of the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne Management LP, as the investment manager to the Funds, is deemed the indirect beneficial owner of 130,250,000 Shares. Sherborne Management GP, as the general partner of the investment manager, is deemed the indirect beneficial owner of 130,250,000 Shares.

CUSIP No. G83562101	Page 14 of 17 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2006

SHERBORNE INVESTORS LP

By:	SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT LP

By: SHERBORNE INVESTORS MANAGEMENT GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

SHERBORNE INVESTORS MANAGEMENT GP, LLC

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 15 of 17 Pages

SCHEDULE 13D

HAYDEN INVESTORS PARTNERS, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HAYDEN INVESTORS PARTNERS II, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

HANOVER STRATEGIC FUND A, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

CUSIP No. G83562101	Page 16 of 17 Pages

SCHEDULE 13D

HANOVER STRATEGIC FUND B, LLC

By:	SHERBORNE INVESTORS LP, its managing member

By: SHERBORNE INVESTORS GP, LLC, its general partner

By:	/s/ Craig L. McKibben
Name:	Craig L. McKibben
Title:	Managing Director

EDWARD BRAMSON

/s/ Edward Bramson

Edward Bramson

CUSIP No. G83562101	Page 17 of 17 Pages

SCHEDULE 13D

Schedule I

Information with respect to Members and Managing Directors of the Undersigned

The following sets forth as each of the members and managing directors of Sherborne Investors GP, LLC, his name, his business address and his principal occupation or employment and the name, principal business and address of any corporation of other organization in which such employment is conducted. Mr. Craig L. McKibben and Mr. Gerard L. Eastman, Jr. are managing directors of Sherborne GP and Sherborne Management GP and have a business address at 135 East 57th Street, New York, NY 10022. Mr. McKibben and Mr. Eastman are citizens of the United States.

None of the Covered Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.